March 31, 2011

Ms. Chambre Malone
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3262
Fax: (703) 813-6968

Re:	Sustainable Environmental Technologies Corporation Response to SEC Comment Letter dated March 21, 2011

Dear Ms. Malone:

Sustainable Environmental Technologies Corporation (the “Company”) is in receipt of the Securities and Exchange Commission comment letter dated March 21, 2011.  Although the deadline to file a response was March 31, 2011, the Company is still in the process of finalizing the requested information and will file the response on or before April 5, 2011.

/s/ Bob Glaser
Bob Glaser
President

801.810.9888 • 855.810.9888 fax

2377 W. Foothill Blvd., Suite #18  •  Upland, CA 91786